

Mail Stop 7010

May 5, 2009

Via U.S. mail and facsimile

Mr. Michael C. Gazmarian
Vice President, Chief Financial Officer and Treasurer
Insteel Industries, Inc.
1373 Boggs Drive
Mount Airy, NC 27030

> **RE: Form 10-K for the fiscal year ended September 27, 2008**
> **Form 10-Q for the period ended December 27, 2008**
> **File No. 001-09929**

Dear Mr. Gazmarian:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any questions regarding our review of your filings, you may contact Era Anagnosti, Attorney, at (202) 551-3369 or, in her absence, Andrew Schoeffler, Attorney, at (202) 551-3748 regarding legal matters. Please contact Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, the undersigned at (202) 551-3689 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

John Hartz
Senior Assistant Chief Accountant